Exhibit 99.1

NCEW Investment Consultancy Company Limited reaches strategic cooperation with JDL UK to jointly create a new benchmark of the global integrated logistics services

Hong Kong, China, May 21, 2025—On May 1, 2025, NCEW Investment Consultancy Company Limited (hereinafter referred to as “NCEW Investment”) and JD Logistics UK (hereinafter referred to as “JDL UK”) officially signed the Comprehensive Logistics Service Agreement. The two parties will carry out in-depth cooperation around cross-border logistics services, and jointly promote the efficient coordination and innovative development of global supply chain.

Background:strong alliance to empower global business layout

NCEW Investment, a leading investment consulting firm in Hong Kong, is dedicated to offering diversified trade and investment solutions for global clients. As its cross-border business continues to grow, NCEW Investment recognizes the need to partner with a professional logistics service provider to optimize supply chain management, reduce costs, and enhance delivery efficiency. JDL UK’s exceptional service capabilities and extensive global resource network in cross-border logistics make it an ideal partner for this strategic alliance.

As a key logistics enterprise worldwide, JDL UK has a mature bonded warehousing system, cross-border transportation network and intelligent management system, covering the whole chain scenarios such as B2C direct mail, bonded logistics and B2B freight forwarding. Its compliant and efficient customs service and flexible local operation capability have become an important cornerstone for the cooperation between the two sides.

Cooperation Content: full link service coverage to facilitate efficient performance

Pursuant to the agreement, JDL UK will provide the following core services to NCEW Investment:

●	B2C cross-border direct mail logistics: This service will encompass UK-based warehouse operations, cross-border transportation, local distribution and customs services to ensure that end consumers receive goods in a timely manner;

●	B2C cross-border bonded logistics: Utilizing the UK’s bonded warehouse resources, this service will optimize inventory management and enable agile delivery in target markets;

●	B2B cross-border freight forwarder: This service will offer multi-modal transportation, booking and port operation services by sea, land, air and rail, helping enterprise customers reduce costs and improve efficiency.

In addition, the two parties will leverage digital systems to achieve full-process visual management of orders, and respond to market fluctuations through dynamic cost adjustment mechanisms, such as peak season surcharge clauses, to ensure service stability.

Top Officials Say: expand new opportunities for globalization

“JDL UK’s expertise and global presence are highly aligned with NCEW Investment’s strategic goals,” said Fung Yuk Ping, Director of NCEW Investment. “This partnership will significantly enhance our supply chain resilience and create a better cross-border service experience for our customers.”

“We are honored to be a long-term partner of NCEW Investment. In the future, we will deepen resource integration and technology collaboration, jointly explore intelligent logistics solutions, and inject new momentum into global trade,” said a relevant official from JDL UK

Future Outlook: compliance and innovation go hand in hand

The agreement explicitly states that both parties will strictly adhere to international trade regulations and data security requirements.

The signing of this agreement represents a significant milestone in the globalization strategy of NCEW Investment and JDL UK. Building on this partnership, the two parties will continue to expand the scope of their cooperation to provide more efficient and reliable supply chain services for global customers.

About NCEW Investment Consultancy Company Limited

Headquartered in Hong Kong, NCEW Investment is a wholly owned subsidiary of New Century Logistics (BVI) Limited (NASDAQ: NCEW). NCEW Investment specializes in cross-border investment consulting, trade compliance and asset management services, covering the Asia-Pacific, Europe and North America markets. NCEW Investment is dedicated to providing one-stop global strategic support for enterprises.

About New Century Logistics (BVI) Limited

New Century Logistics (BVI) Limited (hereinafter referred to as “New Century”) is an international freight forwarding company and logistics service provider. Its customers include direct shippers and other freight forwarders. New Century assists its clients in both importing and exporting of goods which principally involves the arrangement of shipment upon receipt of booking instructions from our customers, including sale of cargo space, cargo pick up, off-airport air cargo security screening, palletization, preparation of shipping documentation, arrangement of customs clearance and cargo handling at ports. New Century’s freight forwarding services principally generate revenues from air freight export shipments to regions such as North America, Europe and Asia.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements”. You can identify forward-looking statements as those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. The reader is cautioned not to rely on these forward-looking statements. Actual results could vary materially from the expectations and projections of New Century. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. By identifying such information and statements in this manner, New Century is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of New Century to be materially different from those expressed or implied by such information and statements. A more complete discussion of the risks and uncertainties facing New Century appears in the registration statement and in New Century’s Annual Information Form and other continuous disclosure filings, which are available on EDGAR at www.sec.gov. Although New Century has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. In connection with the forward-looking information and forward-looking statements contained in this press release, New Century has made certain assumptions. Although New Century believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking statements discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us, including those described in New Century’s prospectus filed with the SEC. We do not undertake to update any forward-looking statement as a result of new information or future events or developments, except as required by U.S. federal securities laws.

Contact:

ir@nclogistics.com.hk

New Century Logistics (BVI) Ltd

A-E 33/F King Palace Plaza

55 King Yip Street

Kwun Tong Hong Kong

www.nclogistics.com.hk